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Exhibit 12.1

Kosmos Energy Ltd.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

		Years Ended December 31,
	Three Months Ended June 30, 2018
		2017	2016	2015	2014	2013
EARNINGS:
Add:
Income (loss) before income taxes	$(223,192)	$(177,855)	$(294,564)	$85,436	$578,268	$75,954
Fixed charges	72,870	176,158	207,204	169,725	95,966	75,028
Amortization of capitalized interest	10,566	20,200	12,335	13,093	7,601	5,990
Less:
Capitalized interest	(14,112)	(30,282)	(59,803)	(52,392)	(20,577)	(13,074)
Earnings as defined	$(68,664)	$(5,527)	$(134,828)	$215,862	$661,258	$143,898
FIXED CHARGES:
Interest Expense	$51,688	$101,095	$95,700	$79,956	$53,208	$49,885
Capitalized interest	14,112	30,282	59,803	52,392	20,577	13,074
Amortization—deferred financing costs	4,723	10,204	10,204	10,324	10,548	11,054
Interest component of rent expense(1)	2,347	34,577	41,497	27,053	11,633	1,015
Fixed Charges as defined	$72,870	$176,158	$207,204	$169,725	$95,966	$75,028
RATIO OF EARNINGS TO FIXED CHARGES(2)	N/A	N/A	N/A	1.3x	6.9x	1.9x

(1)
Represents the portion of rental expense that we believe to be representative of interest expense.

(2)
Earnings were inadequte to cover fixed charges by $141.5 million for the three months ended June 30, 2018 and $181.7 million and $342.0 million for the years ended December 31, 2017 and 2016, respectively.

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  Exhibit 12.1
Kosmos Energy Ltd. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)